A Special Meeting of Shareholders of the Performance Funds was held on September 19, 2012. The Shareholders voted on a proposal to approve the Agreements and Plans of Reorganization under which all of the assets of each Fund would be transferred to a corresponding series of certain funds advised by subsidiaries of Federated Investors, Inc. (each an Acquiring Fund) in exchange solely for shares of the Acquiring Fund having equal value, which will be distributed proportionately by class to the shareholders of the Fund. Below are the voting results for each Fund:

Fund                           Shares FOR         Shares Against      Abstained

Money Market                   286,133,612        30,764              1,891,158

U.S Treasury Money Market      75,250,027         0                   338,500

Short Term Government Income   6,164,962          0                   37,468

Intermediate Term Income       5,632,759          0                   43,668

Large Cap Equity               5,752,290          1,456               47,335

Mid Cap Equity                 3,671,465          2,480               15,499

Leaders Equity                 3,051,230          0                   25,398

Strategic Dividend             3,570,210          0                   23,420